SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Notice to Shareholders

São Paulo, May 9, 2018 - GOL Linhas Aéreas Inteligentes S.A. (“GOL” or “Company”), (NYSE: GOL and B3: GOLL4), Brazil’s #1 airline, announces to its shareholders and the market in general that the homologation of the increase in the Company’s capital, within the limit of its authorized capital, in the amount of R$5,798,532.45, upon the issuance of 498,674 preferred shares, all of them nominative and with no face value, arising from the exercise of stock purchase options granted under the Company’s Stock Purchase Option Plan, which was approved at the Company's extraordinary shareholders’ meeting on October 19, 2012 (“Stock Purchase Option Plan”), was approved at the board of directors’ meeting held on May 8, 2018.

The shares issued are identical to existing shares and, under the terms of the Company’s Stock Purchase Option Plan, will be entitled to the same rights granted to other shares of the same kind, including the receipt of dividends and interest on capital. Additionally:

The shares were issued with the exclusion of preemptive rights of current shareholders of the Company upon the subscription of new preferred shares was approved, in conformity with the provisions in Article 171, §3, of Law no. 6404, dated December 15, 1976, as amended.

The total issue price is R$5,798,532.45, in accordance with the Company’s Stock Purchase Option Plan, representing R$ 11.63 per preferred share.

As a result, the capital stock of the Company shall be increased from three billion, eighty-four million, three hundred and one thousand, seven hundred and fifteen reais and forty-nine centavos (R$3,084,301,715.49) to three billion, ninety million, one hundred thousand, two hundred and forty-seven reais and ninety-four centavos (R$3,090,100,247.94), represented by three billion, one hundred and thirty million, two hundred and forty-one thousand, eight hundred and forty-five (3,130,241,845) shares, of which two billion, eight hundred and sixty-three million, six hundred and eighty-two thousand, seven hundred and ten (2,863,682,710) are common shares and two hundred and sixty-six million, five hundred and fifty-nine thousand, one hundred and thirty-five (266,559,135) are preferred shares, all of them nominative and with no face value.

Also, in accordance with Article 30, XXXII, of CVM Instruction No. 480, the Company discloses the following information:

– Quotation of each of the series and classes of shares of the Company in the markets in which they are traded:

a) Minimum, average and maximum quotation of each year, in the last three years:

	Minimum (R$)	Average (R$)	Maximum (R$)
2017	4.51	10.20	15.60
2016	1.16	4.17	8.34
2015	2.39	6.84	15.21

1	GOL Linhas Aéreas Inteligentes S.A.

Notice to Shareholders

b) Minimum, average and maximum quotation of each quarter, in the last two years:

	Minimum (R$)	Average (R$)	Maximum (R$)
1Q2017	12.44	14.25	15.60
2Q2017	7.36	10.61	14.09
3Q2017	7.22	8.79	11.25
4Q2017	4.51	7.25	9.71
1Q2016	3.85	6.00	8.34
2Q2016	3.19	5.68	7.68
3Q2016	2.27	2.66	3.68
4Q2016	1.16	2.25	3.80

c) Minimum, average and maximum quotation of each month, in the last six months:

	Minimum (R$)	Average (R$)	Maximum (R$)
April/2018	19.15	21.16	23.89
March/2018	18.60	20.55	21.68
February/2018	16.55	17.83	19.61
January/2018	14.60	15.98	18.17
December/2017	13.64	14.15	14.60
November/2017	12.44	13.71	14.84

d) Minimum average in the last 90 days: R$19.97.

- Percentage of potential dilution resulting from the issuance: 0.1880%.

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55 (11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A.

GOL is Brazil's largest airline, carrying 33 million passengers annually on more than 700 daily flights to 65 destinations, 54 in Brazil and 11 in South America and the Caribbean, on a fleet of 120 Boeing 737 aircraft, with a further 120 Boeing 737 MAX on order. GOLLOG is a leading cargo transportation and logistics business serving more than 3,300 Brazilian municipalities and, through partners, 205 international destinations in 95 countries. SMILES is one of the largest coalition loyalty programs in Latin America, with over 13 million registered participants, allowing clients to accumulate miles and redeem tickets for more than 700 locations worldwide. GOL has a team of more than 15,000 highly skilled aviation professionals delivering Brazil's top on-time performance, and an industry leading 17 year safety record. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information visit www.voegol.com.br/ir.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2018

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.